UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

__________________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:             SYNGENTA AG

Disclosure: “Syngenta to meet with fixed income investors”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Basel, Switzerland, September 6, 2017

Syngenta to meet with fixed income investors

Syngenta AG has mandated BNP Paribas, Citi, Credit Suisse, HSBC, MUFG and Santander to arrange a series of fixed income investor meetings commencing on September 11, 2017. A multi-tranche benchmark-sized USD-denominated 144A/RegS senior unsecured notes offering of various maturities up to 30 years is expected to follow, subject to market conditions. Syngenta AG is rated BBB-/Ba2/BBB (all outlooks stable) by S&P, Moody’s, and Fitch. Furthermore, Syngenta may use its $ 7.5bn EMTN program for further issuances.

The net proceeds from the sale of the notes will be used mainly to refinance the bridge financing for ChemChina’s acquisition of Syngenta. Any remaining proceeds would be used for general corporate purposes at Syngenta.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Disclaimer

In the United States, this press release is only for distribution to “qualified institutional buyers” as defined in Rule 144A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). No onward distribution of this press release is permitted. This press release does not constitute or form part of any offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. This press release does not constitute a prospectus or other offering document. Any offering of securities will be made by means of an offering memorandum, copies of which will be made available in accordance with the applicable rules. No securities have been or will be registered under the Securities Act, or the securities laws of any state of the United States or any other jurisdiction. No securities may be offered, sold or delivered in the United States, or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state or other securities laws. No public offering is being made in the United States or in any other jurisdiction where such an offering is restricted or prohibited or where such offer would be unlawful. The distribution of this press release may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this press release is

Syngenta – September 6, 2017 / Page 1 of 2

circulated, published or distributed must inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release is distributed in any member state of the European Economic Area (“EEA”) which applies Directive 2003/71/EC (this Directive together with any amendments thereto including Directive 2010/73/EU to the extent implemented in such member state of the EEA and any implementing measures in any member state, the “Prospectus Directive”) only to those persons who are qualified investors for the purposes of the Prospectus Directive in such member state, and such other persons as this press release may be addressed on legal grounds. This press release is not a prospectus for the purposes of the Prospectus Directive. A prospectus prepared pursuant to the Prospectus Directive will be published in accordance with the Prospectus Directive.

This press release does not constitute an offer of securities to the public in the United Kingdom. This press release is being distributed to and is directed only at: (i) persons who are outside of the United Kingdom; (ii) investment professionals specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order; and (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities of Syngenta or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). Any investment activity to which this press release relates will only be available to, and will be engaged in only with, Relevant Persons.

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. Similar ratings for different types of issuers and on different types of securities do not necessarily mean the same thing. The significance of each rating should be analyzed independently from any other rating.

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – September 6, 2017 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	September 6, 2017	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel